DATA443 RISK MITIGATION, INC.
101 J Morris Commons Ln, Suite 105
Morrisville, NC 27560-8884
919-526-1070

July 27, 2020

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance, Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Claire DeLabar and Robert S. Littlepage

Re:	Data443 Risk Mitigation, Inc.
Form 10-K for the Year Ended December 31, 2019
Filed April 17, 2020
File No. 000-30542

Ms. DeLabar and Mr. Littlepage:

On behalf of Data443 Risk Mitigation, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 17, 2020 (the “Comment Letter”), relating to the above-referenced Annual Report on From 10-K for the year ended December 31, 2019 (the “10-K”). We are concurrently filing this letter via EDGAR.

The Company has worked diligently to respond to the Comment Letter. As you know, both comments from the Staff were with regard to the financial statements and related disclosures in the 10-K. As such, a full and comprehensive to the Comment Letter is only possible with the involvement, guidance, and assistance of the Company’s auditors, Thayer O’Neal (“TON”). We provided TON with a copy of the Comment Letter upon our receipt of same and have been working with TON on a response to the Comment Letter. Regrettably, TON has not been able to timely provide us with the necessary response. We are informed by TON they remain limited in their staffing due to the Covid-19 pandemic, and they have been forced to focus on the timely filing of 10-Ks and 10-Qs with the Commission for their clients.

TON has assured us that it will be able to provide us with the needed detailed response within the next 30-days. As such, we respectfully request that the Staff grant us an additional 30-days from the date of this letter to submit our comprehensive response to the Comment Letter. Please be further advised that TON has also agreed to make itself available for a conference call to specifically address our response, once filed.

Thank you, in advance, for your consideration. Please continue to correspond to the Company by using the E-Mail address and contact info you have on file and have used in the past.

Very truly yours;

DATA443 RISK MITIGATION, INC.

/s/ Jason Remillard
JASON REMILLARD;
President & Chief Financial Officer